UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of June, 2011

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The Company previously filed its audited consolidated financial statements for the year ended December 31, 2010 as a Form 6-K on May 31, 2011 (the “2010 Audited Financial Statements”).  The Company's auditors, Ziv Haft, a BDO member firm (the “Auditors”), have subsequently issued a report on the Company's internal controls over financial reporting as of December 31, 2010 (the “2010 ICFR Report”), which, together with the 2010 Audited Financial Statements, is included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed today with the U.S. Securities and Exchange Commission.  The Auditors expressed an adverse opinion on the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of material weaknesses as described in the Auditors' 2010 ICFR Report.  However, the Auditors’ opinion on the 2010 Audited Financial Statements has remained unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Michael Kalb
	Name:	Michael Kalb
	Title:	Group Vice President, Interim Chief Financial Officer